December 9, 2009

VIA EDGAR AND FAX

Securities and Exchange Commission
Division of Corporation Finance
100 F Street
Washington, D.C. 20549
Mail Stop 4720
Attn: Jeffrey Riedler

Re:	Genta Incorporated
Registration Statement on Form S-1
Filed September 24, 2009
File No.  333-162117

Dear Mr. Riedler:

This letter is submitted on behalf of Genta Incorporated (the “Company”) in response to comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the above-referenced filing (the “Registration Statement”), as verbally provided on December 7, 2009.

Form S-1

General

Comment:

1.
We note that you have not provided disclosure for MVA Investors II, LLC for the tables presented in the sections entitled “Payments to the Selling Stockholders and Affiliates,” “Potential Profits on Conversion” and “Prior Transactions between the Company and the Selling Stockholders”. Your disclosure should include the requested information for MVA Investors II, LLC.  Please revise your disclosure accordingly.

Jeffrey Riedler
Division of Corporation Finance
Securities and Exchange Commission
December 9, 2009

Response:

Thank you for your comment.  The tables entitled “Payments to the Selling Stockholders and Affiliates,” “Potential Profits on Conversion” and “Prior Transactions between the Company and the Selling Stockholders” set forth in our letter dated November 18, 2009, shall be replaced with the tables set forth below and incorporated in Amendment No. 1 (the “Amendment”) to the Registration Statement.  The Company will provide the Commission with a marked copy of the Amendment against the Registration Statement reflecting the changes proposed herein at the time such Amendment is filed with the Commission.

Payments to the Selling Stockholders and Affiliates

The gross proceeds to the Company from the sale of the July 2009 Notes, July 2009 Warrants and September 2009 Notes registered for resale on this registration statement were approximately $1,610,664.10.  The following table summarizes the maximum potential payments we may be required to make to the selling stockholders.  For purposes of this table, we have assumed that the selling stockholders exercise all of the July 2009 Warrants on a cashless basis.  Unless otherwise stated, the table reflects all of the payments of fees, interest and premiums due during the term of the July 2009 Notes, July 2009 Warrants and September 2009 Notes.

Selling Stockholder	Total Gross Proceeds Payable to Company (1)	Total Maximum Payments by Company (2)	Net Proceeds to Company (3)
Tang Capital Partners, LP	$506,036.40 (4)	$91,086.55 (5)	$414,949.85
Boxer Capital LLC	$188,000.00 (6)	$33,840.00 (7)	$154,160.00
Cat Trail Private Equity Fund, LLC	$162,000.00 (8)	$29,160.00 (9)	$132,840.00
Arcus Ventures Fund	$81,000.00 (10)	$14,580.00 (11)	$66,420.00
Cranshire Capital LP	$22,000.00 (12)	$3,960.00 (13)	$18,040.00
Rockmore Investment Master Fund Ltd.	$11,000.00 (14)	$1,980.00 (15)	$9,020.00
RRC BioFund, LP	$11,000.00 (14)	$1,980.00(15)	$9,020.00
Rodman & Renshaw, LLC	$11,000.00 (14)	$129,432.88(16)	$0.00
667, L.P.	$31,383.00 (17)	$5,648.94 (18)	$25,734.06
667, L.P. #2	$38,109.00 (19)	$6,859.62 (20)	$31,249.38
Baker Brothers Life Sciences, L.P.	$386,358.70 (21)	$69,544.57 (22)	$316,814.13
14159, L.P.	$9,527.00 (23)	$1,714.86 (24)	$7,812.14
BAM Opportunity Fund, LP	$153,250.00 (25)	$24,520.00 (26)	$128,730.00
MVA Investors II, LLC	$0.00 (27)	$0.00	$0.00
Total			$1,314,789.56

Jeffrey Riedler
Division of Corporation Finance
Securities and Exchange Commission
December 9, 2009

(1)           Total gross proceeds payable to us.  If the selling stockholders exercise the July 2009 Warrants on a cash basis, then the additional gross proceeds payable to us will be $1,215,000.

(2)           This total does not include the potential payment by the Company of liquidated damages under the July 2009 Notes, July 2009 Warrants and September 2009 Notes for failure to promptly deliver shares of common stock upon conversion/exercise, as such payments are subject to multiple conditions and variables making the calculation of such payments impossible at this time.

(3)           Total net proceeds to us calculated by subtracting column #3 from column #2, to the extent the result is in excess of $0.  Please note that this amount is the minimum total net proceeds to the Company in connection with the sale of the July 2009 Notes, July 2009 Warrants and September 2009 Notes; the actual net proceeds to the Company will depend upon the actual conversion/exercise of the overlying securities as well as the amount of any liquidated damages payable by the Company to the selling stockholders.  If the selling stockholders exercise the July 2009 Warrants on a cash basis, then the total net proceeds payable to us will be $2,529,789.56.  The expenses set forth in column #3 above will not change in the event of the cash exercise of the July 2009 Warrants.

(4)           Consists of July 2009 Notes issued on July 7, 2009 for a face amount of $378,330.90 and July 2009 Notes issued on September 4, 2009 for a face amount of $127,705.50.

(5)           Consists of interest payable on the July 2009 Notes of 40,482.91 for each year of the two-year term of the July 2009 Notes and $50,603.64 payable as the maximum amount of liquidated damages on the July 2009 Notes registered for resale by the selling stockholder on this registration statement.

(6)           Consists of July 2009 Notes issued on July 7, 2009 for a face amount of $188,000.00.

(7)           Consists of interest payable on the July 2009 Notes of 15,040.00 for each year of the two-year term of the July 2009 Notes and $18,800.00 payable as the maximum amount of liquidated damages on the July 2009 Notes registered for resale by the selling stockholder on this registration statement.

(8)           Consists of July 2009 Notes issued on July 7, 2008 for a face amount of $162,000.00.

(9)           Consists of interest payable on the July 2009 Notes of $12,960.00 for each year of the two-year term of the July 2009 Notes and $16,200.00 payable as the maximum liquidated damages on the July 2009 Notes registered for resale by the selling stockholder on this registration statement.

(10)           Consists of July 2009 Notes issued on July 7, 2009 for a face amount of $81,000.00.

Jeffrey Riedler
Division of Corporation Finance
Securities and Exchange Commission
December 9, 2009

(11)           Consists of interest payable on the July 2009 Notes of $6,480.00 for each year of the two-year term of the July 2009 Notes and $8,100.00 payable as the maximum liquidated damages on the July 2009 Notes registered for resale by the selling stockholder on this registration statement.

(12)           Consists of July 2009 Notes issued on July 7, 2009 for a face amount of $22,000.00.

(13)           Consists of interest payable on the July 2009 Notes of $1,760.00 for each year of the two-year term of the July 2009 Notes and $2,200.00 payable as the maximum liquidated damages on the July 2009 Notes registered for resale by the selling stockholder on this registration statement.

(14)           Consists of July 2009 Notes issued on July 7, 2009 for a face amount of $11,000.00.

(15)           Consists of interest payable on the July 2009 Notes of $880.00 for each year of the two-year term of the July 2009 Notes and $1,100.00 payable as the maximum liquidated damages on the July 2009 Notes registered for resale by the selling stockholder on this registration statement.

(16)           Consists of interest payable on the July 2009 Notes of $880.00 for each year of the two-year term of the July 2009 Notes and $1,100.00 payable as the maximum liquidated damages on the July 2009 Notes registered for resale by the selling stockholder on this registration statement.  Also consists of placement agent fees of approximately $127,452.88 (which is the cash payment made to Rodman & Renshaw, LLC as placement agent for the convertible notes registered on this registration statement, and excludes a July 2009 Warrant to purchase 1,800,000 shares of common stock issued on July 7, 2009, a July 2009 Warrant to purchase 4,200,000 shares of common stock issued on September 4, 2009, and a September 2009 Warrant to purchase 1,800,000 shares of common stock issued on September 4, 2009) to Rodman & Renshaw, LLC as placement agent for the July 2009 financing and the September 2009 financing.

(17)           Consists of July 2009 Notes issued on July 7, 2009 for a face amount of $31,383.00.

(18)           Consists of interest payable on the July 2009 Notes of $2,510.64 for each year of the two-year term of the July 2009 Notes and $3,138.30 payable as the maximum liquidated damages on the July 2009 Notes registered for resale by the selling stockholder on this registration statement.

(19)           Consists of July 2009 Notes issued on July 7, 2009 for a face amount of $38,109.00.

(20)           Consists of interest payable on the July 2009 Notes of $3,048.72 for each year of the two-year term of the July 2009 Notes and $3,810.90 payable as the maximum liquidated damages on the July 2009 Notes registered for resale by the selling stockholder on this registration statement.

(21)           Consists of July 2009 Notes issued on July 7, 2009 for a face amount of $293,099.60 and July 2009 Notes issued on September 4, 2009 for a face amount of $93,259.10.

(22)           Consists of interest payable on the July 2009 Notes of $30,908.70 for each year of the two-year term of the July 2009 Notes and $38,635.90 payable as the maximum liquidated damages on the July 2009 Notes registered for resale by the selling stockholder on this registration statement.

(23)           Consists of July 2009 Notes issued on July 7, 2009 for a face amount of $9,527.00.

(24)           Consists of interest payable on the July 2009 Notes of $762.16 for each year of the two-year term of the July 2009 Notes and $952.70 payable as the maximum liquidated damages on the July 2009 Notes registered for resale by the selling stockholder on this registration statement.

Jeffrey Riedler
Division of Corporation Finance
Securities and Exchange Commission
December 9, 2009

(25)           Consists of September 2009 Notes for a face amount of 153,250.00.

(26)           Consists of interest payable on the September 2009 Notes of $12,260.00 for each year of the two-year term of the September 2009 Notes.

(27)           MVA Investors II, LLC is not registering any July 2009 Notes, July 2009 Warrants or September 2009 Notes for resale on this registration statement.

Potential Profits on Conversion

The following table summarizes the potential profit the selling stockholders could realize upon the sale of all of the shares underlying the July 2009 Notes, July 2009 Warrants and September 2009 Notes registered for resale on this registration statement.

Selling Stockholder	Security	Shares of Common Stock Underlying Security (1)	Closing Price of Common Stock on Date of Sale	Market Price of Total Number of Shares Underlying Security on Date of Sale (2)	Conversion/ Exercise Price of Total Number of Shares Underlying Security	Total Potential Profit the Selling Stockholders Could Realize As a Result of the Conversion /Exercise Discount for the Security (3)
Tang Capital Partners, LP	July 2009 Notes	3,783,309	$0.39 (4)	$1,475,490.51	$378,330.90 (5)	$1,097,159.61

Boxer Capital LLC	July 2009 Notes	1,880,000	$0.39 (4)	$733,200.00	$188,000.00 (5)	$545,200.00

Cat Trail Private Equity Fund, LLC	July 2009 Notes	1,620,000	$0.39 (4)	$631,800.00	$162,000.00 (5)	$469,800.00

Arcus Ventures Fund	July 2009 Notes	810,000	$0.39 (4)	$315,900.00	$81,000.00 (5)	$234,900.00

Cranshire Capital LP	July 2009 Notes	220,000	$0.39 (4)	$85,800.00	$22,000.00 (5)	$63,800.00

Rockmore Investment Master Fund Ltd.	July 2009 Notes	110,000	$0.39 (4)	$42,900.00	$11,000.00 (5)	$31,900.00

Jeffrey Riedler
Division of Corporation Finance
Securities and Exchange Commission
December 9, 2009

Selling Stockholder	Security	Shares of Common Stock Underlying Security (1)	Closing Price of Common Stock on Date of Sale	Market Price of Total Number of Shares Underlying Security on Date of Sale (2)	Conversion/ Exercise Price of Total Number of Shares Underlying Security	Total Potential Profit the Selling Stockholders Could Realize As a Result of the Conversion /Exercise Discount for the Security (3)
RRC BioFund, LP	July 2009 Notes	110,000	$0.39 (4)	$42,900.00	$11,000.00 (5)	$31,900.00

Rodman & Renshaw, LLC	July 2009 Notes	110,000	$0.39 (4)	$42,900.00	$11,000.00 (5)	$31,900.00

667, L.P.	July 2009 Notes	381,090	$0.39 (4)	$148,625.10	$38,109.00 (5)	$110,516.10

667, L.P. #2	July 2009 Notes	313,830	$0.39 (4)	$122,393.70	$31,383.00 (5)	$91,010.70

Baker Brothers Life Sciences, L.P.	July 2009 Notes	2,930,996	$0.39 (4)	$1,143,088.44	$293,099.60 (5)	$849,988.84

14159, L.P.	July 2009 Notes	95,270	$0.39 (4)	$37,155.30	$9,527.00 (5)	$27,628.30

MVA Investors II, LLC	July 2009 Notes	0	$0.39 (4)	$0.00	$0.00	$0.00

Boxer Capital LLC	July 2009 Warrants	470,000	$0.39 (4)	$183,300.00	$470,000.00 (6)	$0.00

Jeffrey Riedler
Division of Corporation Finance
Securities and Exchange Commission
December 9, 2009

Selling Stockholder	Security	Shares of Common Stock Underlying Security (1)	Closing Price of Common Stock on Date of Sale	Market Price of Total Number of Shares Underlying Security on Date of Sale (2)	Conversion/ Exercise Price of Total Number of Shares Underlying Security	Total Potential Profit the Selling Stockholders Could Realize As a Result of the Conversion /Exercise Discount for the Security (3)
Cat Trail Private Equity Fund, LLC	July 2009 Warrants	405,000	$0.39 (4)	$157,950.00	$405,000.00 (6)	$0.00

Arcus Ventures Fund	July 2009 Warrants	202,500	$0.39 (4)	$78,975.00	$202,500.00 (6)	$0.00

Cranshire Capital LP	July 2009 Warrants	55,000	$0.39 (4)	$21,450.00	$55,000.00 (6)	$0.00

Rockmore Investment Master Fund Ltd.	July 2009 Warrants	27,500	$0.39 (4)	$10,725.00	$27,500.00 (6)	$0.00

RRC BioFund, LP	July 2009 Warrants	27,500	$0.39 (4)	$10,725.00	$27,500.00 (6)	$0.00

Rodman & Renshaw, LLC	July 2009 Warrants	27,500	$0.39 (4)	$10,725.00	$27,500.00 (6)	$0.00

MVA Investors II, LLC	July 2009 Warrants	0	$0.39 (4)	$0.00	$0.00	$0.00

Tang Capital Partners, LP	July 2009 Notes	1,277,055	$0.40 (7)	$510,822.00	$127,705.50 (5)	$383,116.50

Baker Brothers Life Sciences, L.P.	July 2009 Notes	932,591	$0.40 (7)	$373,036.40	$93,259.10 (5)	$279,777.30

MVA Investors II, LLC	July 2009 Notes	0	$0.40 (7)	$0.00	$0.00	$0.00

Jeffrey Riedler
Division of Corporation Finance
Securities and Exchange Commission
December 9, 2009

Selling Stockholder	Security	Shares of Common Stock Underlying Security (1)	Closing Price of Common Stock on Date of Sale	Market Price of Total Number of Shares Underlying Security on Date of Sale (2)	Conversion/ Exercise Price of Total Number of Shares Underlying Security	Total Potential Profit the Selling Stockholders Could Realize As a Result of the Conversion /Exercise Discount for the Security (3)
BAM Opportunity Fund, L.P.	September 2009 Notes	1,532,500	$0.40 (7)	$613,000.00	$153,250.00 (5)	$459,750.00

MVA Investors II, LLC	September 2009 Notes	0	$0.40 (7)	$0.00	$0.00	$0.00

Total						$4,708,347.35

(1)           Assumes no interest payments on the July 2009 Notes or September 2009 Notes and complete conversion/exercise of the July 2009 Notes, September 2009 Notes and July 2009 Warrants.  This total does not reflect the beneficial ownership limitations pursuant to the terms of the July 2009 Notes, September 2009 Notes and July 2009 Warrants.

(2)           Calculated by multiplying column #3 and column #4.

(3)           Calculated by subtracting column #6 from column #5, to the extent the result is in excess of $0. Please note that actual profits to the selling stockholders will depend upon the market price of our common stock at the time of sale by the selling stockholders, which could be more or less than the closing price on the date the overlying securities were sold to the selling stockholders.

(4)           Both the July 2009 Notes and the July 2009 Warrants were sold to the selling stockholders on July 7, 2009.

(5)           Calculated by multiplying column #3 by the conversion price of $0.01 per share.

(6)           Calculated by multiplying column #3 by the exercise price of $1.00 per share.

(7)           Both the additional July 2009 Notes and the September 2009 Notes were sold to the selling stockholders on September 4, 2009.

Prior Transactions between the Company and the Selling Stockholders

The following table summarizes all prior securities transactions between the Company and the selling stockholders.

Jeffrey Riedler
Division of Corporation Finance
Securities and Exchange Commission
December 9, 2009

Selling Stockholder	Date of the Transaction	Total Number of Shares Outstanding Prior to the Transaction	Total Number of Shares held by Non-Affiliates (1) of the Company Prior to the Transaction	Total Number of Shares Issued or Issuable to the Selling Stockholders in the Transaction (2)	Shares as a Percentage of Non-Affiliates (1)	Market Price Per Share Immediately Prior to the Transaction	Current Market Price Per Share (3)
Tang Capital Partners, LP	June 9, 2008	734,811	732,262	27,500,000(4)	2.66%	$10.00	$0.17
Boxer Capital LLC	June 9, 2008	734,811	732,262	17,500,000	4.18%	$10.00	$0.17
Cat Trail Private Equity Fund, LLC	June 9, 2008	734,811	732,262	15,000,000	4.88%	$10.00	$0.17
Arcus Ventures Fund	June 9, 2008	734,811	732,262	7,500,000	9.76%	$10.00	$0.17
Cranshire Capital LP	June 9, 2008	734,811	732,262	2,500,000	29.29%	$10.00	$0.17
Rockmore Investment Master Fund Ltd.	June 9, 2008	734,811	732,262	1,000,000	73.23%	$10.00	$0.17
RRC BioFund, LP	June 9, 2008	734,811	732,262	1,000,000	73.23%	$10.00	$0.17
Rodman & Renshaw, LLC	June 9, 2008	734,811	732,262	1,000,000 (5)	73.23%	$10.00	$0.17
667, L.P.	June 9, 2008	734,811	732,262	2,050,000	35.72%	$10.00	$0.17
667, L.P. #2	June 9, 2008	734,811	732,262	1,680,000	43.59%	$10.00	$0.17
Baker Brothers Life Sciences, L.P.	June 9, 2008	734,811	732,262	15,760,000	4.65%	$10.00	$0.17
14159, L.P.	June 9, 2008	734,811	732,262	510,000	143.58%	$10.00	$0.17
Total		734,811	732,262	93,800,000 (6)	0.78%	$10.00	$0.17

Tang Capital Partners, LP	April 2, 2009	20,282,825	20,268,780	23,125,000 (7)	87.65%	$1.15	$0.17
Baker Brothers Life Sciences, L.P.	April 2, 2009	20,282,825	20,268,780	18,225,000 (8)	111.21%	$1.15	$0.17
667, L.P.	April 2, 2009	20,282,825	20,268,780	2,375,000 (9)	853.42%	$1.15	$0.17
667, L.P. #2	April 2, 2009	20,282,825	20,268,780	1,937,500 (10)	1046.13%	$1.15	$0.17
14159, L.P.	April 2, 2009	20,282,825	20,268,780	587,500 (11)	3450.00%	$1.15	$0.17

Jeffrey Riedler
Division of Corporation Finance
Securities and Exchange Commission
December 9, 2009

BAM Opportunity Fund, L.P.	April 2, 2009	20,282,825	20,268,780	10,000,000 (12)	202.69%	$1.15	$0.17
Boxer Capital LLC	April 2, 2009	20,282,825	20,268,780	6,562,500 (13)	308.86%	$1.15	$0.17
Cat Trail Private Equity Fund, LLC	April 2, 2009	20,282,825	20,268,780	5,625,000 (14)	360.33%	$1.15	$0.17
Arcus Ventures Fund	April 2, 2009	20,282,825	20,268,780	2,812,500 (15)	720.67%	$1.15	$0.17
Cranshire Capital LP	April 2, 2009	20,282,825	20,268,780	750,000 (16)	2702.50%	$1.15	$0.17
Rockmore Master Investment Fund Ltd.	April 2, 2009	20,282,825	20,268,780	375,000 (17)	5405.01%	$1.15	$0.17
RRC BioFund, LP	April 2, 2009	20,282,825	20,268,780	375,000 (18)	5405.01%	$1.15	$0.17
Rodman & Renshaw, LLC	April 2, 2009	20,282,825	20,268,780	375,000 (19)	5405.01%	$1.15	$0.17
Total		20,282,825	20,268,780	73,125,000 (20)	27.72%	$1.15	$0.17

(1)           This calculation excludes any shares held by the selling stockholders in the denominator.

(2)           The total does not reflect the beneficial ownership limitations pursuant to the terms of the June 2008 Notes and June 2008 Warrants.  Please note that not all of the selling stockholders participated in the June 2008 financing, but the number of shares presented has been limited to the participation of selling stockholders in that transaction.  Specifically, MVA Investors II, LLC and BAM Opportunity Fund, L.P. did not participate in the June 2008 financing.  This total does not reflect the beneficial ownership limitations pursuant to the terms of the April 2009 Notes and April 2009 Warrants.  Please note that not all of the selling stockholders participated in the April 2009 financing, but the number of shares presented has been limited to the participation of selling stockholders in that transaction.  Specifically, MVA Investors II, LLC did not participate in the April 2009 financing.

(3)           Market price per share of our common stock on November 4, 2009.

(4)           Includes 500,000 shares to the Trustees of the Tang Family Trust and 50,000 shares to Noa Young Tang, both affiliates of Tang Capital Partners, LP.

(5)           Includes a June 2008 Warrant issued to Rodman & Renshaw, LLC in connection with its services as placement agent to purchase 800,000 shares of common stock that are exercisable until December 10, 2013.

(6)           Consists of June 2008 Notes convertible into 93,000,000 shares of common stock allocated to the selling stockholders.

(7)           Includes an April 2009 Warrant convertible into 4,625,000 shares of common stock.

(8)           Includes an April 2009 Warrant convertible into 3,645,000 shares of common stock.

Jeffrey Riedler
Division of Corporation Finance
Securities and Exchange Commission
December 9, 2009

(9)           Includes an April 2009 Warrant convertible into 475,000 shares of common stock.

(10)           Includes an April 2009 Warrant convertible into 387,500 shares of common stock.

(11)           Includes an April 2009 Warrant convertible into 117,500 shares of common stock.

(12)           Includes an April 2009 Warrant convertible into 2,000,000 shares of common stock.

(13)           Includes an April 2009 Warrant convertible into 1,312,500 shares of common stock.

(14)           Includes an April 2009 Warrant convertible into 1,125,000 shares of common stock.

(15)           Includes an April 2009 Warrant convertible into 562,500 shares of common stock.

(16)           Includes an April 2009 Warrant convertible into 150,000 shares of common stock.

(17)           Includes an April 2009 Warrant convertible into 75,000 shares of common stock.

(18)           Includes an April 2009 Warrant convertible into 75,000 shares of common stock.

(19)           Includes an April 2009 Warrant convertible into 75,000 shares of common stock.

(20)           Consists of April 2009 Notes convertible into 58,500,000 shares of common stock and April 2009 Warrants to purchase 14,625,000 shares of common stock that are exercisable for a three-year period commencing upon the six month anniversary of the issuance date.  Excludes the options to purchase additional April 2009 Notes pursuant to the securities purchase agreement dated April 2, 2009.

*           *           *

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Jeffrey Riedler
Division of Corporation Finance
Securities and Exchange Commission
December 9, 2009

We believe the foregoing are responsive to the Staff’s verbal comment issued on December 7, 2009.  If you have any questions regarding the foregoing responses or otherwise, please do not hesitate to contact me at (609) 919-6633.

Sincerely,

/s/ Emilio Ragosa, Esq.
Emilio Ragosa, Esq.
Morgan, Lewis & Bockius LLP

cc:	Raymond P. Warrell, Jr., M.D., Chief Executive Officer of Genta Incorporated